UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                    June 2007

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX


1.  Director/PDMR Shareholding announcement dated 6 June 2007
2.  Publication of Prospectus announcement dated 11 June 2007
3.  Annual Report announcement dated 18 June 2007
4.  Partial Early Repurchase announcement dated 18 June 2007
5.  Publication of Prospectus announcement dated 28 June 2007
6.  Total Voting Rights announcement dated 29 June 2007
7.  Publication of Final Terms announcement dated 29 June 2007
8.  Partial Repurchase announcement dated 29 June 2007

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: July 2, 2007                                 By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: July 2, 2007                                 By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

Exhibit No. 1

                                                                     6 June 2007


                                  Barclays PLC

Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R (1)(a) and
                                  3.1.4R(1)(b)

Mr D G Booth, a director of Barclays PLC, notified the Company on 5 June 2007 that on 5 June 2007 he had purchased 50,000 ordinary shares in the Company at a price of 741.00 pence per share.

Mr Booth was appointed as a director of Barclays PLC on 1 May 2007. Under
Article 87 of the Articles of Association of the Company, directors are required to purchase 2,000 qualification shares within two months of being appointed.

Following this transaction, Mr Booth has a total beneficial interest in 50,000 ordinary shares in Barclays PLC.

Exhibit No. 2

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Prospectus dated 8 June 2007 in relation to Barclays Bank PLC's issue of GBP500,000,000 6.3688 per cent. Step-up Callable Perpetual Reserve Capital Instruments

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1092y_-2007-6-11.pdf



For further information, please contact

Barclays Treasury 1 Churchill Place Canary Wharf London  E14 5HP



DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Any RCIs issued or to be issued pursuant to the Prospectus have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, such RCIs may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 3

Issuer: Barclays Plc

Guarantor: Barclays Bank Plc

Date: 18 June 2007

Re: Audited Financial Statements for the year ended 31st December 2006

Listing Agent: J&E Davy

Telephone: 00353 1 614 8933

A COPY OF THE ABOVE ANNOUNCEMENT IS AVAILABLE FOR FOURTEEN BUSINESS DAYS FOLLOWING PUBLICATION, FROM THE COMPANY ANNOUNCEMENTS OFFICE, THE IRISH STOCK EXCHANGE, 28 ANGLESEA STREET, DUBLIN 2.

Exhibit No.4

Barclays Bank

Barclays ISIN XS0256351320
Maturity Date 12 June 2036 - EUR 2,500,000

Please be advised that the following issue has been repurchased for EUR 500,000 on 12 June 2007.

The outstanding balance will therefore be EUR 2,000,000. Please amend your records accordingly.

Exhibit No. 5

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Prospectus dated 7 June 2007 for the Barclays Bank PLC GBP30,000,000,000 Debt Issuance Programme

To view the full document, please paste the following URL into the address bar of your browser.


http://www.rns-pdf.londonstockexchange.com/rns/2453z_-2007-6-28.pdf


For further information, please contact

Barclays Treasury
1 Churchill Place
Canary Wharf
London  E14 5HP


DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Any Notes issued or to be issued pursuant to the Prospectus have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, such Notes may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 6


                                                                    29 June 2007



                    Barclays PLC - Voting Rights and Capital


In conformity with the Disclosure and Transparency Rules, Barclays PLC's issued share capital consists of 6,544,877,906 ordinary shares with voting rights and 875,000 staff shares with voting rights as at 27 June 2007. There are no ordinary shares held in Treasury.


Therefore, the total number of voting rights in Barclays PLC is 6,545,752,906.


The above figure (6,545,752,906) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FSA's Disclosure and Transparency Rules.

Exhibit No. 7


Publication of Final Terms

The following final terms has been approved by the UK Listing Authority and is available for viewing:

Final Terms in relation to Barclays Bank PLC's issue of GBP 1,250,000,000 Floating Rate Notes Due 2010 under the Barclays Bank PLC GBP30,000,000,000 Debt Issuance Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3558z_-2007-6-29.pdf


For further information, please contact

Barclays Treasury
1 Churchill Place
Canary Wharf
London  E14 5HP


DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus dated 7 June 2007 for the Barclays Bank PLC GBP30,000,000,000 Debt Issuance Programme) only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in the Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, the Notes may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 8

Barclays Bank PLC

          BARCLAYS - Series 5814 - ISIN XS0246270986 - Maturity Date 18
                        SEPTEMBER 2007 - EUR467,308,000.

Please be advised that the following issue has been repurchased for EUR 26,000 on 13 JUNE 2007.

The outstanding balance will therefore be EUR 467,282,000.